
July 8, 2024

M. Andrew Franklin
Chief Executive Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, VA 23452

      Re: Wheeler Real Estate Investment Trust, Inc.
          Registration Statement on Form S-11
          Filed July 1, 2024
          File No. 333-280643

Dear M. Andrew Franklin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction

cc: Daniel P. Raglan, Esq.